FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso adjuvant lung cancer US Priority Review

20 October 2020 07:00 BST

Tagrisso granted Priority Review in the US for the adjuvant
treatment of patients with early-stage EGFR-mutated lung cancer

Unprecedented results show treatment with Tagrisso reduced the risk of disease recurrence or death by 80% in ADAURA Phase III trial

AstraZeneca's Tagrisso (osimertinib) has received acceptance for its supplemental New Drug Application (sNDA) and has also been granted Priority Review in the US for the adjuvant treatment of patients with early-stage (IB, II and IIIA) epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC) after complete tumour resection with curative intent.

While up to 30% of all patients with NSCLC may be diagnosed early enough to have potentially curative surgery, disease recurrence is still common in early-stage disease and nearly half of patients diagnosed in Stage IB, and over three quarters of patients diagnosed in Stage IIIA, experience recurrence within five years.1-4

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that offer significant improvements over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance. The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is during the first quarter of 2021.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "Patients with early-stage EGFR-mutated lung cancer are still at considerable risk of recurrence after surgery and adjuvant chemotherapy, and new targeted treatment options are critical to improving outcomes for these patients. This expedited review underscores the unprecedented disease-free survival benefit Tagrisso brings to patients in the adjuvant setting, and we will continue working with the FDA to provide this practice-changing treatment to patients as quickly as possible."

The sNDA was based on results from the ADAURA Phase III trial showing Tagrisso demonstrated a statistically significant and clinically meaningful improvement in disease-free survival (DFS) in the primary analysis population of patients with Stage II and IIIA EGFRm NSCLC, and also in the overall trial population of patients with Stage IB-IIIA disease, a key secondary endpoint.

In April 2020, an Independent Data Monitoring Committee recommended for the trial to be unblinded two years early, based on its determination of overwhelming efficacy. Investigators and patients continue to participate in the trial and remain blinded to treatment. The results from the ADAURA trial were presented during the plenary session of the American Society of Clinical Oncology ASCO20 Virtual Scientific Program in May 2020 and were recently published in The New England Journal of Medicine.

Tagrisso received Breakthrough Therapy Designation in this setting in July 2020. Tagrisso is approved for both the 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC and for the treatment of locally advanced or metastatic EGFR T790M mutation-positive NSCLC in the US, Japan, China, the EU and many other countries around the world.

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.5 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.6 The majority of all NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis.1-3

For those with resectable tumours, the majority of patients eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.4 Early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.7-8

Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.9-11 These patients are particularly sensitive to treatment with EGFR-tyrosine kinase inhibitors (TKIs) which block the cell-signalling pathways that drive the growth of tumour cells.12

ADAURA
ADAURA is a randomised, double-blinded, global, placebo-controlled Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II, IIIA EGFRm NSCLC following complete tumour resection and adjuvant chemotherapy as indicated. Patients were treated with Tagrisso 80mg once-daily oral tablets or placebo for three years or until disease recurrence.

The trial enrolled in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint is DFS in Stage II and IIIA patients and a key secondary endpoint is DFS in Stage IB, II and IIIA patients. The data readout was originally anticipated in 2022. The trial will continue to assess overall survival.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI with clinical activity against central nervous system metastases. Tagrisso 40mg and 80mg once-daily oral tablets have received approval in the US, Japan, China, the EU and many countries around the world for 1st-line EGFRm advanced NSCLC and EGFR T790M mutation-positive advanced NSCLC.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action.

AstraZeneca aims to address the unmet needs of patients with EGFRm tumours as a genetic driver of disease with the approved medicines Iressa (gefitinib) and Tagrisso and its ongoing LAURA, NeoADAURA and FLAURA2 Phase III trials.

AstraZeneca is committed to addressing tumour mechanisms of resistance through the ongoing SAVANNAH and ORCHARD Phase II trials, which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
2. Le Chevalier T. Adjuvant Chemotherapy for Resectable Non-Small-Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:196-8.
3. Datta D, et al. Preoperative Evaluation of Patients Undergoing Lung Resection Surgery. Chest. 2003;123: 2096-2103.
4. Pignon et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol 2008;26:3552-3559.
5. World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed August 2020.
6. LUNGevity Foundation. Types of Lung Cancer. Available at https://www.lungevity.org/about-lung-cancer/lung-cancer-101/types-of-lung-cancer. Accessed August 2020.
7. Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process?. Journal of Thorac Onc. 2016:8;S494-S497.
8. LUNGevity Foundation. Screening and Early Detection. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection#1. Accessed August 2020.
9. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
10. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
11. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
12. Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary